SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

SUNSTONE HOTEL PARTNERSHIP, LLC

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

4.60% Exchangeable Senior Notes due 2027

(Title of Class of Securities)

86801FAA4

(CUSIP Number of Class of Securities)

Christopher M. Lal

General Counsel

903 Calle Amanecer, Suite 100

San Clemente, CA 92673

(949) 369-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Alison S. Ressler

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$111,607,200	$6,227.69

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $186,012,000 aggregate principal amount of the issuer’s 4.60% Exchangeable Senior Notes due 2027 at the purchase price of $600 per $1,000 principal amount of such notes plus accrued and unpaid interest up to but excluding the payment date.

(2)	The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Sunstone Hotel Partnership, LLC (the “Operating Partnership,” “we” or “us”), a wholly owned subsidiary of Sunstone Hotel Investors, Inc. (“Sunstone”), to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal and Consent (the “Letter of Transmittal”), any and all of its outstanding 4.60% Exchangeable Senior Notes due 2027 (the “Notes”), and to the Operating Partnership’s solicitation, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal, of consents (the “Consents”) from the registered holders of the Notes (i) to adopt a proposed amendment to the Indenture (as defined below) (the “Proposed Amendment”) and (ii) to execute a supplemental indenture to the Indenture to effect the Proposed Amendment. Holders of Notes may validly deliver their Consents without tendering the related Notes. However, holders that validly tender their Notes will be required to and will be deemed to have validly delivered their related Consents.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Sunstone Hotel Partnership, LLC. The address of its principal executive offices is 903 Calle Amanecer, Suite 100, San Clemente, California, 92673. The telephone number of its principal executive offices is (949) 369-4000.

(b) Securities. This Schedule TO relates to the offer by the Operating Partnership to purchase any and all of its outstanding 4.60% Exchangeable Senior Notes due 2027. As of April 17, 2009, there was outstanding $186,012,000 in aggregate principal amount of Notes.

(c) Trading Markets and Price. There is no established trading market for the Notes. The information set forth in the Offer to Purchase under “Considerations Concerning the Offer” and “Market Price Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. Sunstone Hotel Partnership, LLC, is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Operating Partnership is organized as a Delaware limited liability company and its managing member is Sunstone. Pursuant to General Instruction C to Schedule TO, the following persons are directors and/or executive officers of Sunstone:

Name	Position
Robert A. Alter	Executive Chairman of the Board
Lewis N. Wolff	Co-Chairman
Z. Jamie Behar	Director
Thomas A. Lewis, Jr.	Director
Keith M. Locker	Director
Keith P. Russell	Director
Arthur L. Buser, Jr.	President & Chief Executive Officer
Kenneth E. Cruse	Chief Financial Officer
Christopher M. Lal	Senior Vice President & General Counsel

The business address and telephone number of each person set forth above is c/o Sunstone Hotel Investors, Inc., 903 Calle Amanecer, Suite 100, San Clemente, California, 92673 and (949) 369-4000.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer”, “Expiration Time; Extension; Waivers and Amendments; Termination”, “The Proposed Amendment”, “Considerations Concerning the Offer” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Purchase under “Miscellaneous” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under “Sources and Amount of Funds”, “The Offer”, “The Proposed Amendment”, “Miscellaneous” and “Incorporation of Certain Documents by Reference” is incorporated herein by reference.

(i) The Notes are governed by an Indenture, dated as of June 18, 2007, among the Operating Partnership, Sunstone, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee, as amended by the First Supplemental Indenture, dated as of June 18, 2007, the Second Supplemental Indenture, dated as of June 27, 2007, and the Third Supplemental Indenture, dated as of July 29, 2008.

(ii) In connection with the Operating Partnership’s original offerings of the Notes, Sunstone and the Operating Partnership entered into a Registration Rights Agreement, dated June 18, 2007, by and among Sunstone, the Operating Partnership and Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC, as the initial purchasers, and a Registration Rights Agreement, dated June 27, 2007, by and among Sunstone, the Operating Partnership and Bear, Stearns & Co. Inc., as the initial purchaser, in each case pursuant to which Sunstone agreed to file a registration statement under the Securities Act of 1933 covering the resale of the shares of Sunstone’s common stock deliverable upon exchange of the Notes, or to designate an existing shelf registration statement to cover the resale of such shares of common stock. The Operating Partnership is required to pay specified additional interest to the holders of the Notes if Sunstone fails to comply with its obligations to register the common stock issuable upon exchange of the Notes within specified time periods, or if the registration statement ceases to be effective or the use of the prospectus is suspended for specified time periods.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under “Purpose of the Offer; Other Plans” is incorporated herein by reference.

(b) Use of Securities Acquired. Any Notes validly tendered and accepted for payment will be cancelled and retired.

(c) Plans. The information set forth in the Offer to Purchase under “Purpose of the Offer; Other Plans” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under “Sources and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase under “Sources and Amount of Funds” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under “Sources and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under “Miscellaneous—Securities Ownership” is incorporated herein by reference.

(b) Securities Transactions. From February 20, 2009 to March 18, 2009, Sunstone purchased $63,988,000 in aggregate principal amount of Notes in negotiated purchases from the parties specified below.

Settlement Date	Aggregate Principal Amount of Notes Repurchased	Aggregate Purchase Price	Purchase Price Per Note
February 20, 2009	$4,000,000	$1,937,889	$484.47	(1)
February 25, 2009	$4,000,000	$1,920,444	$480.11	(2)
February 25, 2009	$5,000,000	$2,400,556	$480.11	(2)
March 2, 2009	$4,500,000	$2,164,525	$481.01	(2)
March 3, 2009	$4,500,000	$2,165,100	$481.13	(2)
March 6, 2009	$15,000,000	$7,222,750	$481.52	(2)
March 10, 2009	$10,988,000	$5,296,521	$482.03	(2)
March 11, 2009	$9,500,000	$4,532,978	$477.16	(3)
March 12, 2009	$1,000,000	$477,283	$477.28	(3)
March 12, 2009	$3,000,000	$1,431,850	$477.28	(3)
March 18, 2009	$2,500,000	$1,213,875	$485.55	(4)

(1)	Consists of 48.00% of the par value of each note, plus accrued and unpaid interest thereon.
(2)	Consists of 47.50% of the par value of each note, plus accrued and unpaid interest thereon.
(3)	Consists of 47.00% of the par value of each note, plus accrued and unpaid interest thereon.
(4)	Consists of 47.75% of the par value of each note, plus accrued and unpaid interest thereon.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under “Dealer Manager and Solicitation Agent; Information Agent and Depositary” and “Solicitation and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The Operating Partnership believes that the financial information required by Item 1010(a) of Regulation M-A is not material because: (i) the consideration offered for the Notes consists solely of cash, (ii) the offer is not subject to any financing condition and (iii) the offer is for any and all outstanding Notes.

(b) Pro Forma Information. The Operating Partnership believes that the financial information required by Item 1010(b) of Regulation M-A is not material because: (i) the consideration offered for the Notes consists solely of cash, (ii) the offer is not subject to any financing condition and (iii) the offer is for any and all outstanding Notes.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The only regulatory requirements that must be met are those imposed by applicable securities laws.

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibits filed as a part of this Schedule TO are listed below.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement, dated April 17, 2009, filed herewith.

(a)(1)(ii)	Letter of Transmittal and Consent (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9), filed herewith.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release, dated April 16, 2009 (incorporated by reference to Schedule TO-C filed on April 16, 2009).

(a)(5)(ii)	Form of Summary Announcement, filed herewith.

(b)(1)	Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors (as defined therein), the Initial Lenders (as defined therein), the Initial Issuing Bank (as defined therein), the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 99.1 to Form 8-K, filed by Sunstone on July 18, 2006).

(b)(2)	First Letter Amendment, dated as of August 14, 2006, to Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the Subsidiary Guarantors (as defined therein), the Initial Lenders (as defined therein), the Initial Issuing Bank (as defined therein), the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by Sunstone on November 1, 2006).

(b)(3)	Second Letter Amendment, dated as of May 23, 2007, to Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the Subsidiary Guarantors (as defined therein), the Initial Lenders (as defined therein), the Initial Issuing Bank (as defined therein), the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by Sunstone on August 8, 2007).

(b)(4)	Third Letter Amendment, dated as of November 25, 2008, to Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the Subsidiary Guarantors (as defined therein), the Initial Lenders (as defined therein), the Initial Issuing Bank (as defined therein), the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.11.3 to Form 10-K, filed by Sunstone on February 12, 2009).

(d)(1)	Indenture, dated as of June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to Form 10-Q filed by Sunstone on August 8, 2007).

(d)(2)	First Supplemental Indenture, dated as of June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2 to Form 10-Q filed by Sunstone on August 8, 2007).

(d)(3)	Second Supplemental Indenture, dated as of June 27, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.3 to Form 10-Q filed by Sunstone on August 8, 2007).

(d)(4)	Third Supplemental Indenture, dated as of July 29, 2008, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association, filed herewith.

(d)(5)	Form of Fourth Supplemental Indenture, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association, filed herewith.

(d)(6)	Registration Rights Agreement, dated June 18, 2007, by and among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC as the initial purchasers, filed herewith.

(d)(7)	Registration Rights Agreement, dated June 27, 2007, by and among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc. as the initial purchaser, filed herewith.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2009	SUNSTONE HOTEL PARTNERSHIP, LLC

	By:	Sunstone Hotel Investors, Inc., its Managing Member

	By:	/s/ Kenneth E. Cruse
	Name:	Kenneth E. Cruse
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement, dated April 17, 2009, filed herewith.

(a)(1)(ii)	Letter of Transmittal and Consent (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9), filed herewith.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release, dated April 16, 2009 (incorporated by reference to Schedule TO-C filed on April 16, 2009).

(a)(5)(ii)	Form of Summary Announcement, filed herewith.

(b)(1)	Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors (as defined therein), the Initial Lenders (as defined therein), the Initial Issuing Bank (as defined therein), the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 99.1 to Form 8-K, filed by Sunstone on July 18, 2006).

(b)(2)	First Letter Amendment, dated as of August 14, 2006, to Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the Subsidiary Guarantors (as defined therein), the Initial Lenders (as defined therein), the Initial Issuing Bank (as defined therein), the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by Sunstone on November 1, 2006).

(b)(3)	Second Letter Amendment, dated as of May 23, 2007, to Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the Subsidiary Guarantors (as defined therein), the Initial Lenders (as defined therein), the Initial Issuing Bank (as defined therein), the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by Sunstone on August 8, 2007).

(b)(4)	Third Letter Amendment, dated as of November 25, 2008, to Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the Subsidiary Guarantors (as defined therein), the Initial Lenders (as defined therein), the Initial Issuing Bank (as defined therein), the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.11.3 to Form 10-K, filed by Sunstone on February 12, 2009).

(d)(1)	Indenture, dated as of June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to Form 10-Q filed by Sunstone on August 8, 2007).

(d)(2)	First Supplemental Indenture, dated as of June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2 to Form 10-Q filed by Sunstone on August 8, 2007).

(d)(3)	Second Supplemental Indenture, dated as of June 27, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.3 to Form 10-Q filed by Sunstone on August 8, 2007).

(d)(4)	Third Supplemental Indenture, dated as of July 29, 2008, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association, filed herewith.

(d)(5)	Form of Fourth Supplemental Indenture, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association, filed herewith.

(d)(6)	Registration Rights Agreement, dated June 18, 2007, by and among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC as the initial purchasers, filed herewith.

(d)(7)	Registration Rights Agreement, dated June 27, 2007, by and among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc. as the initial purchaser, filed herewith.

(g)	None.

(h)	None.